SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number 001-08427

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2007	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Tor F. Johansen
President and Chief Executive Officer

EXHIBIT INDEX

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

99.1	Financial statements (unaudited), including discussions and analysis thereof, of Eksportfinans ASA for the year ended December 31, 2006

This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-124095, Registration Statement No. 333-137771 and Registration Statement No. 333-140456.

Presentation of information
In this report, we use the term “us”, “we”, “our” and Eksportfinans for Eksportfinans ASA. We use the term Kommunekreditt for Eksportfinans’s subsidiary, Kommunekreditt Norge AS. The terms “Company”, “the Group” and “the Eksportfinans Group” refer to Eksportfinans and Kommunekreditt as a financial group.

Exhibit 99.1
Discussion of Q4 2006 and Annual Results and Recent Developments
SUMMARY
The Eksportfinans Group saw a good profit performance in 2006 and a positive development within most of its market segments throughout the year.
The Group’s net income after tax in 2006 increased by 90 percent compared to the previous year, and amounted to NOK 243 million compared to NOK 128 million in 2005. The increase was mainly due to higher net interest income. The result gave a return on equity after tax of 9.4 percent at the end of 2006, compared to 5.0 percent at the end of 2005.
Total assets increased by 22 percent in 2006, from NOK 135.9 billion at 31 December 2005 to NOK 165.2 billion at 31 December 2006.
Disbursement of new loans from the Group increased by 60 percent in 2006 compared to the previous year. The increase was mainly due to record high disbursements of export-related loans as a result of the high activity level in the Norwegian maritime industry, as well as favourable interest rate conditions. In addition, the Group’s increased emphasis on marketing and customer targeting in recent years has been an important success factor. In all, the Group disbursed NOK 35.9 billion in new loans in 2006, compared to NOK 22.4 billion in 2005.
LENDING
Disbursements of new loans from the parent company Eksportfinans amounted to NOK 23.6 billion in 2006, which was more than twice the amount of NOK 11.2 billion in 2005. Total export loans outstanding increased from NOK 29.7 billion at the end of 2005 to NOK 41.9 billion at 31 December 2006.
There are several reasons for the considerable increase in export lending in 2006. High oil prices led to high demands for deliveries from the Norwegian maritime industry as well as from suppliers to the oil and gas activities, creating much interest in Eksportfinans financing. Norwegian borrowers represented a major part of the lending volume. A reason for this is that the public lending scheme for export credits is also available to Norwegian borrowers if the financing from Eksportfinans is used for ships, ship equipment and drilling vessels which earn their income from offshore activities. The growth in this market in 2006 was reflected in the Eksportfinans lending figures.
The fixed interest rate on government-supported export credits, the CIRR interest rate, has for large parts of 2006 been more favourable than the corresponding market rate. Consequently, the disbursements under the public lending scheme have never been higher. New loans under the government lending scheme in 2006 amounted to NOK 5 billion and the amounts outstanding under the scheme increased from NOK 4 billion to NOK 7.9 billion in the course of the year. As part of a routine review, the Ministry of Trade and Industry in 2006 implemented an evaluation of the lending scheme administered by Eksportfinans. The final result of the survey is expected in the course of 2007.

Kommunekreditt Norge AS disbursed NOK 12.3 billion in new loans in 2006 compared to NOK 11.2 billion in 2005. Lending from Kommunekreditt in 2006 financed new homes for assisted living and nursing homes, schools, day-care centres, culture centres, water supply, sewerage and waste management plants, as well as roads and other infrastructure. Total loans outstanding from Kommunekreditt increased by 10.5 percent in 2006, to NOK 57.1 billion.
The local government sector increased its overall borrowing by an estimated 5-6 percent in 2006. Kommunekreditt’s lending increased by just over 10 percent and increased its share of the overall loans in this sector from 24 to 25 percent. Municipal, county municipal and inter-municipal companies represent increasingly important customer groups for Kommunekreditt’s total lending.
At the end of 2006 the lending portfolio to the local government sector consisted 16 percent of loans with a fixed interest rate and 84 percent of loans with floating interest rates. This was in line with the distribution in 2005.
FUNDING
Eksportfinans is Norway’s largest international issuer of bonds, and has a global investor base. The institution issued two global benchmark transactions in 2006, each of USD 1 billion. The tenors of the loans were five and ten years respectively. This made Eksportfinans the first Scandinavian borrower to issue a global bond loan with a ten year tenor. Like the previous years, 2006 was characterized by broad market activities directed towards investors and arranging banks in Asia, the Middle East, Europe, Africa and the USA.
In June 2006 Eksportfinans introduced the trading platform called eFunding, a propretary web-based platform for issuing and documenting structured bond transactions. The purpose of eFunding is to obtain favourable borrowing terms simplifying the work of pricing and automatic processing of transactions for the users and organizing banks alike. eFunding enables banks to issue bond loans in the company’s name twenty-four hours a day, seven days a week, as well as to handle data electronically through external sources. The development of phase 1 of eFunding has released “Skattefunn” funds from the Norwegian state to Eksportfinans. “Skattefunn” is a scheme for tax deduction which was established in 2000 to increase business and industry investment in the areas of research & development.
Total new borrowings in 2006 amounted to NOK 56.5 billion, compared to NOK 45.1 billion in 2005.
In January 2007 Eksportfinans was named IFR Borrower of the Year 2006 and Sovereign/Supranational/Agency/Regional Borrower of the Year 2006. These prizes are awarded every year to the world’s most innovative borrowers by the internationally renowned finance magazine IFR — International Financing Review.
RESULTS
Net income from interest and credit commissions for the Group amounted to NOK 484 million in 2006, which was NOK 128 million higher than the previous year. The increase in net interest income can be attributed to several factors, but mainly to a higher volume of and better margins on lending and liquidity placements. Improved borrowing terms led to improved margins. In addition, the rise in Norwegian interest levels and gains on repurchase of our own bond loans have contributed favourably. Net interest income was 0.33 percent in 2006, an increase from 0.29 percent in 2005.

Commission revenues and income from banking services, which mainly consists of income from guarantees, amounted to NOK 6 million in 2006, the same as the previous year. Commission costs and costs of banking services came to NOK 7 million in 2006. This represented an increase of NOK 2 million compared to the previous year and was related to the increased number of transactions.
Net change in value of securities and foreign exchange was NOK 23 million, which was NOK 11 million higher than the previous year. The reason was that the Group in 2005 had unrealised losses on securities in its trading portfolio amounting to NOK 11 million.
Salaries, general administration costs and other operating expenses amounted to NOK 162 million in 2006, compared to NOK 174 million the previous year. Net operating costs as a percentage of the average total assets were 0.12 percent in 2006 compared to 0.15 percent in 2005. The improvements were due to the increased efficiency of work processes and investments in IT systems.
As before, the Group had no losses on lending in 2006.
THE BALANCE SHEET
Total assets amounted to NOK 165.2 billion at year-end 2006, compared to 135.9 billion one year earlier. The growth in the balance was due to increased lending, and a higher volume of liquidity placed in commercial paper and bonds. The increased total assets were part of the company’s business strategy.
Liquidity placed in commercial paper and bonds amounted to NOK 63.4 billion at the end of 2006. The corresponding volume at the end of 2005 was NOK 49.8 billion.
Debts incurred by issuing commercial papers and bonds came to NOK 157.3 billion at the end of 2006. This amount included a deduction of the Group’s holdings of its own bonds bought in the market, which amounted to NOK 4.3 billion at the same time. Corresponding figures from the end of the previous year was NOK 130.3 billion in outstanding liabilities, less a deduction of NOK 3.1 billion in acquisitions of the Group’s own bonds.
The capital adequacy ratio was 12.2 percent in 2006, compared to 13.1 percent in 2005. This was reassuringly above the statutory minimum requirement of 8 percent. The core capital adequacy amounted to 8.3 percent in 2006, compared to 9.8 percent in 2005. The decline in 2006 was due to balance sheet growth.

Eksportfinans ASA
STATEMENTS OF INCOME (condensed)

	For the		For the
	three months ended		year ended
	December 31,		December 31,
	2006	2005	2006	2005
(in NOK millions)	(unaudited)	(unaudited)	(unaudited)	(audited)

Interest and related income	1,646	983	5,356	3,285
Interest and related expenses	1,521	877	4,872	2,929

Net interest income	125	106	484	356
Commissions and income related to banking services	2	1	6	6
Commissions and expenses related to banking services	2	1	7	5
Net gains/(losses) on securities and foreign currencies	8	(8)	23	11
Other operating income	0	1	5	2
Salaries and other administrative expenses	44	47	149	148
Depreciation	4	4	16	14
Other operating expenses	4	5	13	26
Realized loan losses	0	0	0	0

Net income before taxes	81	43	333	182
Income taxes	20	15	90	54

Net income	61	28	243	128

BALANCE SHEETS (condensed)

	As of
	December 31,
	2006	2005
(NOK million)	(unaudited)	(audited)
Loans and receivables due from credit institutions	9,409	9,851
Loans and receivables due from customers	90,314	73,608
Securities	63,403	49,830
Intangible assets	25	22
Fixed assets	124	127
Other assets	849	1,829
Prepayments and accrued revenues	1,059	668

TOTAL ASSETS	165,183	135,935

Deposits by credit institutions	47	159
Borrowings through the issue of securities	157,347	130,339
Other liabilities	2,480	846
Accrued interest and other expences	822	547
Accrued expences and provisions	21	26
Subordinated debt	1,255	862
Capital contribution securities	610	579

TOTAL LIABILITIES	162,582	133,358
Share capital	1,594	1,594
Share premium reserve	162	162
Other equity	845	821

TOTAL SHAREHOLDERS’ EQUITY	2,601	2,577

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	165,183	135,935

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

Eksportfinans ASA
NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)
1. General
These unaudited condensed consolidated interim financial statements include the accounts of Eksportfinans ASA (Eksportfinans) and its wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt) individually and collectively, the Company. Eksportfinans acquired 100% of the stock of Kommunekreditt on June 22, 1999. The acquisition has been accounted for as a purchase and, accordingly, the operating results for Kommunekreditt have been included in the Company’s consolidated financial statements since the date of acquisition. Significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.
These unaudited condensed consolidated interim and annual financial statements of Eksportfinans ASA have been prepared on the basis of generally accepted accounting principles in Norway (“Norwegian GAAP”)and in line with accounting legislation and regulations from the Ministry of Finance.
In the opinion of management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments necessary for a fair presentation of the consolidated results of operations and financial position for each year presented. The interim consolidated results are not necessarily indicative of results for the full year. The interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of, and for the year ended, December 31, 2005.
The Group’s interim financial statements have been prepared in accordance with Norwegian GAAP, which vary in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For differences between Norwegian and U.S. GAAP existing at December 31, 2005 and June 30, 2006, see further explanation and reconciliation of financial information in Note 34 to our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2005 and note 2 to our unaudited financial statements included on form 6-K for the six months ended June 30, 2006.
On January 1, 2006, the Group adopted a new regulation on accounting for loans. According to the regulation, loans are measured at amortised cost using the effective interest method. Commission fees in excess of cost attributable to the establishment of loans are to be amortised over the life of the loans. There are further changes in the requirements to assess whether loans are impaired. The new regulation had no material effect on the accounts at September 30, 2006 or on the comparative data. The Group considers there to be no need to make impairment charges due to the credit support on its loans.

2. Capital adequacy
Capital adequacy is calculated in accordance with the applicable Regulations from the Norwegian Banking, Insurance and Securities Commission. According to the Regulations, the capital adequacy requirement is 8% of risk-weighted assets and off-balance sheet items.
Risk-weighted assets and off-balance sheet items

	Dec.31, 2006		Dec.31, 2005
	(unaudited)		(audited)
(in NOK millions)	Book value	Risk-weighted value	Book value	Risk-weighted value
Total assets bank portfolio	139,237	28,506	117,450	24,260
Off-balance sheet items		3,193		3,122

Total risk-weighted value banking portfolio		31,699		27,382
Total risk-weighted value trading portfolio		4,665		2,942
Total currency risk		40		54

Total risk-weighted value		36,404		30,378

The Company’s risk capital

	Dec.31, 2006		Dec.31, 2005
(in NOK millions and in per cent of total risk-weighted value)	(unaudited)		(audited)
Core capital (share capital, other equity and capital contribution securities)	3,018	8.3%	2,992	9.8%
Additional capital (subordinated debt)	1,408	3.9%	996	3.3%

Total risk capital	4,426	12.2%	3,988	13.1%

Norwegian regulations of capital adequacy weights municipal engagements with 20 percent. This is the same weight as banks in OECD-countries. In most other countries, municipal engagements are weighted 0 percent. The Group’s capital adequacy would have been 17.1 percent and core capital adequacy 11.6 percent, if Norwegian regulations had weighted municipal engagements with 0 percent.
3. Loans and receivables due from credit institutions

	Dec.31, 2006	Dec.31, 2005
(in NOK millions)	(unaudited)	(audited)
Bank deposits	664	2,073
Loans (also included in note 4)	8,745	7,778

Total	9,409	9,851

The Company is not permitted to sell or repledge collateral accepted on reverse repurchase transactions.

4. Loans

	Dec.31, 2006	Dec.31, 2005
(in NOK millions)	(unaudited)	(audited)
Loans due from credit institutions	8,745	7,778
Loans due from customers	90,314	73,607

Total	99,059	81,385

Commercial loans	91,086	77,385
Government-supported loans	7,973	4,000

Total	99,059	81,385

Capital goods	8,457	5,527
Ships	8,570	7,206
Export-related and international activities (2)	24,882	16,887
Financing on behalf of the government (1)	—	17
Loans to Norwegian local government sector	57,083	51,676
Loans to others	67	72

Total	99,059	81,385

(1) Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund, provides loans to certain countries in Eastern Europe. The Company provides the Norwegian part of these loans.
(2) Export-related and international activities consists of loans to the following categories of borrowers:

	Dec.31, 2006	Dec.31, 2005
(in NOK millions)	(unaudited)	(audited)
Oil and gas	1,832	644
Pulp and paper	4,119	3,993
Engineering and construction	28	53
Aluminum, chemicals and minerals	273	401
Aviation and shipping	436	25
Hydro electric power	172	175
Consumer goods	3,393	4,577
Banking and financing	6,003	2,861
Real estate management	4,414	4,035
IT and telecommunication	4,119	—
Other categories	93	123

Total	24,882	16,887

5. Non-performing loans and loan impairments

	Dec.31, 2006	Dec.31, 2005
(in NOK millions)	(unaudited)	(audited)
Interest and principal-payments more than 90 days past due	0.4	7.6
Not matured principal on loans with payments more than 90 days past due	3.2	24.7

Total	3.6	32.3

Loan impairment charges	—	—
The Company considers all receivables to be secured in a satisfactory manner and no impairment charges have been made.

6. Securities

	Dec.31, 2006	Dec.31, 2005
(in NOK millions)	(unaudited)	(audited)
Trading securities	25,110	16,760
Securities available for sale	38,009	32,781
Securities held to maturity	284	289

Total	63,403	49,830

7. Other assets

	Dec.31, 2006	Dec.31, 2005
(in NOK millions)	(unaudited)	(audited)
Exchange rate adjustments for derivatives	—	1,668
Interim account 108 Agreement	94	84
Cash collateral	699
Other	56	77

Total	849	1,829

8. Borrowings through the issue of securities

	Dec.31, 2006	Dec.31, 2005
(in NOK millions)	(unaudited)	(audited)
Commercial paper debt	6,042	2,500
Bond debt	151,305	127,839

Total	157,347	130,339

9. Other liabilities

	Dec.31, 2006	Dec.31, 2005
(in NOK millions)	(unaudited)	(audited)
Exchange rate adjustments for derivatives	1,201	0
Other	1,279	846

Total	2,480	846

10. Shareholders’ equity
A summary of changes in shareholders’ equity for the three years ended December 31, 2004, 2005 and 2006 is as follows:

		Share premium
(in NOK millions except for number of shares)	Number of shares	reserve	Share capital	Other equity	Total
Balance at Jan 1, 2004	151,765	162	1,594	786	2,542
Allocations 2004		—	—	23	23

Balance Dec. 31, 2004	151,765	162	1,594	809	2,565

Balance at Jan 1, 2005	151,765	162	1,594	809	2,565
Allocations Dec. 31, 2005		—	—	12	12

Balance Dec. 31, 2005	151,765	162	1,594	821	2,577

Balance at Jan 1, 2006	151,765	162	1,594	821	2,577
Allocations Dec. 31, 2006 *		0	0	24	24

Balance Dec. 31, 2006 *	151,765	162	1,594	845	2,601

* unaudited

11. Segment Information
Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.
The Company has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.
Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.
Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.
Intragroup accounts and transactions have been eliminated in the segment information.

	For the year ended	For the year ended
	Dec. 31,	Dec. 31,
	2006	2005
(in NOK millions)	(unaudited)	(audited)
Net interest income
Eksportfinans	378	270
Kommunekreditt	106	86

Total Company	484	356

Net income after tax
Eksportfinans	193	93
Kommunekreditt	50	35

Total Company	243	128

	Dec. 31,	Dec. 31,
	2006	2005
(in NOK millions)	(unaudited)	(audited)
Total assets
Eksportfinans	107,681	83,763
Kommunekreditt	57,502	52,172

Total Company	165,183	135,935

Total equity
Eksportfinans	1,899	2,025
Kommunekreditt	702	552

Total Company	2,601	2,577

We believe intragroup transactions are undertaken on arm’s-length commercial terms.
Geographic segment information
The geographic distribution of our loan portfolio by borrower’s country is disclosed in Note 15 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2005.

Major customers
The Company has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.
RATIOS AND KEY FIGURES

	For the year
	ended Dec. 31,
	2006	2005
(in NOK millions, except percentages)	(unaudited)	(audited)
OPERATING STATISTICS
1. Net interest income	484	356
2. Net income before taxes	333	182
3. Return on equity	9.4%	5.0%
4. Return on assets	0.3%	0.29%
5. Net operating expenses/average assets	0.1%	0.15%

	Dec. 31,	Dec. 31,
	2006	2005
(NOK million)	(unaudited)	(audited)
BALANCE SHEET STATISTICS
6. Total assets	165,183	135,935
7. Total loans outstanding	99,059	81,385
8. New loans disbursed	35,877	22,449
9. New long-term borrowing	56,530	45,087
10. Borrowers/guarantors — public sector share	60.8%	70.9%
11. Capital adequacy	12.2%	13.1%
12. Exchange rate NOK/USD	6.2551	6.7687
Definitions:
3. Net income/average equity.
4. Net interest income including provisions/average assets.
5. Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets.
7. Consists of loans and receivables due from customers and part of loans and receivables due from external credit institutions in the balance sheet.